

HypoVereinsbank



Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

GSC12 - Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

Munich, February 28th, 2005

Re: Bayerische Hypo- und Vereinsbank AG („HypoVereinsbank")
File No. 82-3777

SUPPL

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated February 24th, 2005 commenting on HVB Group's preliminary results for fiscal 2004

You will receive the items listed above in both the German and the English language.

Very truly yours,

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

By: [signature]
Name: Susan Eckenberg
Title: IR Manager

By: [signature]
Name: Natascha Ropeter
Title: IR Manager

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

Enclosure

3/17

82-3777

INVESTOR RELATIONS RELEASE FEBRUARY 24, 2005

Preliminary results for fiscal 2004: HVB Group records favorable operating performance in the fourth quarter

- **Clearly the best operating result of fiscal 2004 generated in the fourth quarter**
  - net interest income (€1,475 million) increased further, significant increase in net commission income (€761 million), trading result improved to €163 million
  - administrative expenses (€1,442 million) significantly reduced
  - loan-loss provisions (€450 million) in line with expectations
- **Ambitious target ranges for 2004 nearly reached: operating profit (€1,389 million) exceeds the prior-year level by 55%**
- **2004 consolidated financial statements influenced by special provisions for bad debt and restructuring provisions**
- **Real Estate Restructuring: new segment bundles a portfolio of €15.4 billion with a considerably increased coverage ratio**
- **Efficiency program "PRO": cost reduction potential of at least €280 million**
- **Significant earnings surge envisaged for fiscal 2005: HVB Group strives for a return on equity after taxes matching its cost of capital**
- **Bundle of measures defined for a substantial strengthening of the core capital ratio**

Preliminary results for the fourth quarter of 2004

Today, HVB Group presents its preliminary results for fiscal 2004. To enhance comparability, the previous year's figures have been adjusted for the current income and expenses of the disposed companies norisbank, Bank von Ernst and Bankhaus BethmannMaffei, the effects of the contractual trust arrangement (CTA) and the non-recurrent effects defined in the 2003 consolidated financial statements.

HVB Group recorded good operating performance in the fourth quarter. Net interest income increased compared to the previous quarters, reaching a level of €1,475 million. The bank saw a strong increase in net commission income versus the third quarter, chalking up the best performance in fiscal 2004 for this revenue component, too. The trading profit also improved substantially. As a result, total operating revenues climbed to their highest level in all four quarters of fiscal 2004. The trend in administrative expenses was very satisfactory, too; they declined significantly compared to all previous quarters. The trend in loan-loss provisions was in line with expectations. Consequently, HVB Group generated by far the highest operating profit of fiscal 2004 in the fourth quarter. Its operating profit nearly doubled compared to the previous quarter.

Dieter Rampl, Board Spokesman of HVB Group, comments: "We are very satisfied with our operating performance in the fourth quarter. It underpins the success of our 'Growing with Europe' program. Our operating profit came close to reaching our ambitious target range for fiscal 2004 as a whole, generating a marked earnings surge compared to the previous year. This shows that we are making progress in the operating business and are thus creating the basis for an increase in our capitalization to a comfortable level with the help of our own earnings. In conjunction with the sheltering of the risk-encumbered legacy real estate exposures, which we announced in January, I am convinced that we will continue to considerably improve our profitability in the course of fiscal 2005 and, hence, further strengthen our competitive position in Europe."

Detailed breakdown of the fourth-quarter results:

Net interest income – including one-time effects of €49 million – came to €1,475 million in the final quarter of fiscal 2004, compared to €1.443 million in the third quarter. The previous quarter benefited from non-recurrent effects of €33 million. After adjustment for these effects, net interest income increased by 1.1%. This again confirmed the sustainable effective earnings improvement. Net commission income stood at €761 million, very noticeably exceeding the third-quarter performance (€691 million). At €163 million, the trading profit, too, clearly exceeded the level of the previous quarter (€111 million). The balance of other operating income and expenses declined to –€16 million versus the third quarter (€26 million). Compared to the previous quarter (€2,271 million), total operating revenues increased appreciably, by nearly 5%, to €2,383 million.

Administrative expenses declined considerably, by €121 million, to a level of €1,442 million (Q3: €1,563 million). This is not only attributable to stringent overall cost management, but also to the fact that a number of IT projects were temporarily postponed against the background of the efficiency-boosting program PRO. In addition, positive one-time effects were recorded in connec-

tion with anniversary and pension provisions. The cost-income ratio for the fourth quarter stood at 60.5%. As expected, loan-loss provisions came to €450 million – a figure that was more or less in line with the level recorded in the previous quarter (€459 million). At €491 million, the operating profit increased significantly versus the previous quarter (€249 million), reaching the highest level of fiscal 2004.

In the fourth quarter, net income from investments amounted to –€21 million. Expenses for the amortization of goodwill came to €49 million. The additions to special provisions for bad debts has burdened our income statement in 2004 by the amount of €2,500 million. Furthermore, we included a €250 million addition to restructuring provisions for the efficiency program PRO. The balance of other income and expenses of –€95 million includes pro-rata risk sheltering for Hypo Real Estate Group as well as pro-rata absorbed losses for companies attributable to the Workout Real Estate segment (WIM). The pre-tax profit amounted to -€2,424 m due to the special measures taken in group financial results of the fourth quarter of 2004. After taxes and minorities, HVB Group reported net loss of -€2,278 million.

Preliminary results for fiscal 2004

With €5,656 million at yearend 2004, net interest income was slightly above the prior-year result (€5,618 million). The decline in average risk-weighted assets was offset by margin improvements. At the end of December, the interest margin based on average risk assets (BIS) stood at 2.63%, exceeding the level of 2.44% recorded in the previous year. Against the background of successfully launched initiatives in the customer business, net commission income advanced by a pleasing 6.3%, to €2,845 million (previous year: €2,676 million). Due to less favorable conditions on the capital markets, our trading profit (€718 million) fell short of the 2003 level (€818 million). The balance of other operating income and expenses – including the disposal gain from BethmannMaffei – amounted to €101 million (2003: €144 million). With €9,320 million, total operating revenues exceeded the prior-year level (€9,256 million) by 0.7%.

Administrative expenses amounted to €6,118 million, edging up only slightly compared to fiscal 2003 (€6,091 million). The cost-income ratio stood at 65.6% at yearend (2003: 65.8%). Against the background of an easing of macroeconomic tensions and systematic risk management, loan-loss provisions declined noticeably, from €2,269 million in the previous year to €1,813 million by –20.1%. The operating profit climbed to €1.389 million, exceeded the prior-year level (€896 million) by a very remarkable 55%.

Net income from investments stood at €102 million, after €61 million in the previous year. At €165 million, goodwill amortization was below the prior-year level (€232 million). The additions to special provisions for bad debts of €2.5 billion has placed a burden on our income statement. We also included an addition to restructuring provisions of €250 million set aside for the efficiency program PRO. The balance of other income and expenses includes risk sheltering for Hypo Real Estate Group, posted for the last time in 2004 and amounting to €130 million, as well as absorbed losses associated with the Real Estate Workout segment.

Due to the non-recurrent effects (special provisions for bad debt and restructuring provision), the pre-tax result amounted to –€1,781 million at the end of 2004, after €549 million in the previous year. After taxes and minority interests, HVB Group posted a negative result of –€2,278 million (2003: €60 million). In addition, HVB AG reported a net annual loss of -€ 2,540 million for the last fiscal year. The dividend will thus have to be suspended. However, HVB will fully service all subordinate liabilities (participating certificates outstanding and hybrid capital).

Segment reporting

The Germany business segment generated an operating profit of €18 million in fiscal 2004. In this context, it must be taken into account that the positive overall results from the deconsolidated companies norisbank, Bank von Ernst and BethmannMaffei as well as the effects from the contractual trust agreement (CTA) were missing in 2004. In addition, the previous year's level included the disposal gain for norisbank and Bank von Ernst of total €468 million. Compared to the adjusted year-earlier level of –€233 million, the operating profit thus increased significantly. This also includes the disposal gain for BethmannMaffei of €56 million.

In the Austria&CEE business segment, operating profit increased significantly, by 67%, to €743 million, compared to the previous year (€445 million). Against the background of a substantial increase in operating revenues, a slight reduction in loan-loss provisions and stable administrative expenses played a role in this context.

Earnings trends in the Corporates & Markets business segment were influenced by an unfavorable capital market environment in the last fiscal year. Whereas loan-loss provisions declined appreciably, administrative expenses increased. Operating revenues declined. The operating profit decreased by 19.5% compared to the prior-year level, to €827 million (2003: €1,027 million).

2004 target ranges

At the end of the fiscal year, HVB Group partially reached its target ranges due to the positive trend in administrative expenses, which was in line with expectations, and the trend in loan-loss provisions, which was more favorable than had been anticipated at the beginning of 2004. Despite the persistently unfavorable macroeconomic setting and the situation in the capital markets, the full-year target range for total operating revenues was nearly reached. Against the background of on-target net interest income and a favorable trend in net commission income, the weaker-than-anticipated trading profit played a particular role in this respect. Consequently, HVB Group almost reached its ambitious target ranges for the operating profit and cost-income ratio thanks to a significant improvement in operating performance compared to the previous year, accompanied by an acceleration of the earnings trend in the fourth quarter.

HVB Group in million €	**Target 2004**	**Actual 2004**
Total operating revenues in € million	9,600 - 10,000	9,320
Administrative expenses in € million	6,100 - 6,300	6,118
Loan-loss provisions in € million	1,900 - 2,100	1,813
Operating profit in € million	1,400 -1,700	1,389
Cost-income ratio in %	63 - 65	65.6

Risk-weighted assets and capital ratios

At December 31, 2004, risk-weighted assets compliant with BIS rules amounted to € 239 billion. Compared to December 31, 2003, the core capital ratio per December 31, 2004 improved from 5.9% to 6.6%. Including the consolidation effects that must be taken into account from the start of the year 2005, the core capital ratio comes to 6.2%. The equity funds ratio rose from 9.7% to 10.4%.

Efficiency program PRO

With its efficiency program PRO (Process Redesign and Optimization), HVB Group plans to realize a cost reduction potential of at least €280 million p.a. Pursuing the goal of streamlining back-office divisions of HVB AG and its German subsidiaries, the program will focus on the subprojects "optimization of central and staff functions", "improvement of credit processes", and "optimization of transaction banking". Key levers will be improvements in capacity management and processes, increased tapping of potential for labor flexibilization, value-added integration, and realignment of the COO organization. Of the total cost reduction potential, approximately

€55 million will already have a favorable effect on the 2005 income statement of HVB Group in the form of lower non-personnel costs. More than 60% of the total potential will be reflected in the 2006 income statement. The full impact on earnings should become visible in 2007. Within the framework of PRO, the group's staff will presumably be reduced by 2,200 – 2,400. The restructuring provisions already included in the 2004 consolidated financial statements will suffice for the successful implementation of PRO.

New Real Estate Restructuring segment

As announced on January 21, the Management Board of HVB Group has taken account of the persistently difficult situation in the German real estate markets by deciding to strategically realign the Germany Business Segment. In this context, the workout portfolios from the entire German real estate finance business of HVB AG are being transferred to the new "Real Estate Restructuring" segment together with the remaining portfolios of the Real Estate Workout segment. This segment will include a volume of € 15.4 billion. The aim is to completely eliminate the portfolios allocated to this segment without disrupting the market, by exploiting various options and the opportunities arising from the development of the real estate markets.

To facilitate the rapid reduction of these portfolios, it is necessary to change the valuation method for the real estate collaterals associated with these portfolios. In contrast to the previous approach, which in many instances aimed to restructure the individual commitments – sometimes over the long run – before returning them to regular treatment, the valuation is now made at liquidation value. As a consequence a special provision for bad debts amounting €2,5 billion were made. The coverage ratio for this portfolio thus comes to 41% (including the exposures in Risk Class 7 and higher). For the exposures in Risk Classes 8-10 contained in the portfolio, the shielding ratio is 46%. All in all, the portfolio is comprised of 63% residential real estate loans and 37% commercial real estate finance loans. In a regional breakdown, eastern Germany accounts for about 33%, Berlin for roughly 11%, and western Germany for approximately 56%. In addition, 18% have been transferred the Real Estate Workout portfolio established in 2000.

Target for 2005

With its favorable operating performance in fiscal 2004 and the special measures in the 2004 annual financial statements, HVB Group has laid the foundation for a significant improvement in its earning power. HVB Group plans to return to a normal, considerably lower loan-loss provisioning level of €1.3 billion. All things considered, HVB is striving for a return on equity after taxes matching its cost of capital.

At the same time, it will use a bundle of measures involving the reduction in risk-weighted assets in the Real Estate Finance business in the Germany business segment, the reduction of

portfolios in the Real Estate Restructuring segment, securitization measures and earnings retentions as a basis for working vigorously towards a rapid and appreciable improvement in its core capital ratio. By the end of 2005, the core capital ratio will be improved noticeably in the direction of 7%.

Analysts' meeting

The key financials of the preliminary consolidated financial statement at December 31, 2004, and the presentation documents will be made available for downloading on our homepage at http://www.hvbgroup.com/ir. An analysts' meeting will be held at 2:00 p.m. (CET) at Arabellastr. 14, 81925 Munich. Dieter Rampl (CEO), Dr. Wolfgang Sprissler (CFO) and Dr. Michael Kemmer (CRO) will attend this meeting. The conference and the subsequent Q&A session will be held in English. A live broadcast will be available on the Internet at www.hvbgroup.com/conference . It will also be possible to listen to the conference by phone under the following number:

Dial-in number: + 49 - 69 – 50 957 2802

The analyst meeting will be recorded and can be called up during the first 48 hours under the following telephone number:

+ 49 – 69 –50 957 999

(access code: 277299)

FINANCIAL HIGHLIGHTS

	2004	2003
Key indicators (in %)		
Return on equity after taxes (adjusted)[1]	4.9	2.1
Return on equity after taxes	-17.6	-19.7
Return on equity before taxes (adjusted)[1]	7.3	5.3
Return on equity before taxes	-11.5	-14.6
Cost-income ratio (based on operating revenues)	65.6	63.0
Earnings		
Operating profit (in € million)	1,389	1,432
Profit/loss from ordinary activities/Pre-tax profit (in € million)	(1,781)	(2,146)
Profit/loss (in € million)	(1,992)	(2,442)
Dividend per ordinary bearer share (in €)	-	-
Earnings per share (adjusted in €)[1]	0.91	0.54
Earnings per share (in €)	-3.27	-4.92
Balance sheet figures (in € bn)		
Total assets	467.4	479.5
Total lending volume	324.6	338.3
Shareholders' equity	11.5	10.3
Key capital ratios compliant with BIS[2]		
Core capital (in € bn)	15.7	14.4
Equity funds (in € bn)	27.1	25.6
Risk assets (in € bn)	238.6	241.8
Core capital ratio (in %)	6.6	5.9
Core capital ratio with consolidation effects from the beginning of 2005 on (in %)	6.2	-
Equity funds ratio (in %)	10.4	9.7
Share information		
Share price: Reporting date (in €)	16.70	17.62[3]
High (in €)	21.13	19.26[3]
Low (in €)	12.86	5.47[3]
Market capitalization; record date (in € bn)	12.5	9.84[4]
Employees	57,806	60,214
Branch offices	2,036	2,062

[1] 2004 adjusted for goodwill amortization, addition to restructuring provision and addition to special provisions for bad debts; 2003 adjusted for goodwill amortization, for current income and expenses of norisbank, Bank von Ernst, Bankhaus BethmannMaffei and defined one-off effects in the consolidated financial statements 2003

[2] According to approved financial statements

[3] HVB share price adjusted for subscription right discount

[4] Before capital increase

QUARTERLY OVERVIEW

in € m	4. Quarter 2004	3. Quarter 2004	2. Quarter 2004	1. Quarter 2004
Net interest income	1,475	1,443	1,453	1,285
Provisions for losses on loans and advances	450	459	419	485
Net interest income after provisions for losses on loans and advances	1,025	984	1,034	800
Net commission income	761	691	692	701
Trading profit	163	111	182	262
General administrative expenses	1,442	1,563	1,571	1,542
Balance of other operating income and expenses	(16)	26	22	69
Operating profit (loss)	**491**	**249**	**359**	**290**
Net income from investments	(21)	(16)	120	19
Amortization of goodwill	49	39	39	38
Additions to restructuring provisions	250	-	-	-
Special provisions for bad debts	2,500	-	-	-
Balance of other income and expenses	(95)	(86)	(104)	(72)
Profit (loss) from ordinary activities/pre-tax profit	**(2,424)**	**108**	**336**	**199**
Taxes on income	(26)	38	111	88
Net profit (loss)	**(2,398)**	**70**	**225**	**111**
Minority interest in net income (loss)	(94)	(64)	(70)	(58)
Net profit (loss) adjusted for minority interest	**(2,492)**	**6**	**155**	**53**
For information: Sum of operating revenues	**2,383**	**2,271**	**2,349**	**2,317**

INCOME STATEMENT from January 1 to December 31, 2004
(Previous year's figures adjusted for deconsolidations)[1]

in € m	1/1/-12/31/ 2004	1/1/-12/31/ 2003 [1]	Change in € m	in %
Net interest income	5,656	5,618	+38	0.7
Provisions for losses on loans and advances	1,813	2,269	(456)	-20.1
Net interest income after provisions for losses on loans and advances	3,843	3,349	+494	14.8
Net commission income	2,845	2,676	+169	6.3
Trading profit	718	818	(100)	-12.2
General administrative expenses	6,118	6,091	+27	0.4
Balance of other operating income and expenses	101	144	(43)	-29.9
Operating profit (loss)	**1,389**	**896**	**+493**	**55.0**
Net income from investments	102	61	+41	67.2
Amortization of goodwill	165	232	(67)	-28.9
Additions to restructuring provisions	250	-	+250	100.0
Special provisions for bad debts	2,500	-	+2,500	100.0
Balance of other income and expenses	(357)	(176)	(181)	>-100.0
Profit (loss) from ordinary activities/pre-tax profit	**(1,781)**	**549**	**(2,330)**	
Taxes on income	211	292	(81)	-27.7
Net profit (loss)	**(1,992)**	**257**	**(2,249)**	
Minority interest in net income (loss)	(286)	(197)	(89)	-45.2
Net profit (loss) adjusted for minority interest	**(2,278)**	**60**	**(2,338)**	
for information: sum of operating revenues	9,320	9,256	+64	0.7

1) Previous year´s figures were adjusted for current incomes and expenses of norisbank, Bank von Ernst, Bankhaus BethmannMaffei, the effect of Contractual Trust Agreement (CTA) and defined one-off effects in the consolidated financial statements 2003

CONSOLIDATED BALANCE SHEET as of December 31, 2004

Assets in € m	**2004**	**2003**	**Change in € m**	**in %**
Cash reserves	7,481	5,708	+1,773	+31.1
Assets held for trading purposes	91,726	80,462	+11,264	+14.0
Placements with, and loans and advances to, other banks	47,479	52,842	(5,363)	-10.1
Loans and advances to customers	275,119	283,525	(8,406)	-3.0
Write-downs on loans and advances	(13,315)	(11,361)	(1,954)	+17.2
Investments	43,648	53,000	(9,352)	- 17.6
Property, plant and equipment	2,855	3,001	(146)	-4.9
Intangible assets	2,799	2,721	+78	+2.9
Income tax assets	4,133	4,072	+61	+1.5
Other assets	5,483	5,485	(2)	0
Total assets	**467,408**	**479,455**	**(12,047)**	**-2.5**

Shareholders' Equity and Liabilities in € m	**2004**	**2003**	**Change in € m**	**in %**
Deposits from other banks	103,606	112,964	(9,358)	-8.3
Amounts owed to other depositors	144,451	140,312	+4,139	+2.9
Promissory notes and other liabilities evidenced by paper	109,562	122,728	(13,166)	-10.7
Liabilities held for trading purposes	59,861	55,233	+4,628	+8.4
Provisions	4,460	4,293	+167	+3.9
Income tax liabilities	3,010	2,554	+456	+17.9
Other liabilities	10,004	9,400	+604	+6.4
Subordinated capital	18,454	19,183	(729)	-3.8
Minority interest	2,515	2,476	+39	+1.6
Shareholders' equity	11,485	10,312	+1,173	+11.4
Subscribed capital	2,252	1,609	+643	+40.0
Additional paid-in capital	9,331	9,295	+36	+0.4
Retained earnings	--	–	–	--
Reserves from currency – and other changes	227	(40)	+267	
Change in valuation of financial instruments	(325)	(552)	+227	+41.1
AfS-reserve	132	326	(194)	-59.5
Hedge reserve	(457)	(878)	+421	+47.9
Consolidated profit/loss	--	--		
Total shareholders' equity and liabilities	**467,408**	**479,455**	**(12,047)**	**-2.5**

SEGMENT REPORTING
OPERATING PERFORMANCE BY SEGMENT from January 1 to December 31, 2004

in € m	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ Consolidation	HVB Group
Net interest income						
1/1-12/31/2004	2,712	2,178	853	(12)	(75)	5,656
1/1-12/31/2003	2,936	1,940	1,334	(11)	(318)	5,881
Provisions for losses on loans and advances						
1/1-12/31/2004	1,361	413	(72)	100	11	1,813
1/1-12/31/2003	1,455	461	330	58	9	2,313
Net commission income						
1/1-12/31/2004	1,198	1,206	434	-	7	2,845
1/1-12/31003	1,236	1,109	451	-	(1)	2,795
Trading profit (loss)						
1/1-12/31/2004	2	76	613	-	27	718
1/1-12/31/2003	5	105	652	-	58	820
General administrative expenses						
1/1-12/31/2004	2,628	2,270	1,158	9	53	6,118
1/1-12/31/2003	2,943	2,285	1,086	13	44	6,371
Balance of other operating income and expenses						
1/1-12/31/2004	95	(34)	13	(12)	39	101
1/1-12/31/2003	524	37	6	(3)	56	620
Operating profit (loss)						
1/1-12/31/2004	18	743	827	(133)	(66)	1,389
1/1-12/31/2003	303	445	1,027	(85)	(258)	1,432

in € m	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ Consolidation	HVB Group
Net income from investments						
1/1-12/31/2004	(31)	(33)	(49)	-	215	102
1/1-12/31/2003	(26)	63	7	-	(1,850)	(1,806)
Amortization of goodwill						
1/1-12/31/2004	33	84	40	-	8	165
1/1-12/31/2003	19	721	389	-	5	1,134
Additions to restructuring provisions						
1/1-12/31/2004	-	-	-	-	250	250
1/1-12/31/2003	-	-	-	-	-	-
Additions to special provisions for bad debts						
1/1-12/31/2004	2,015	-	-	485	-	2,500
1/1-12/31/2003	-	-	-	-	-	-
Balance of other income and expenses						
1/1-12/31/2004	(7)	(4)	(1)	(210)	(135)	(357)
1/1-12/31/2003	(9)	(7)	(1)	(152)	(469)	(638)
Profit/Loss from ordinary activities/Pre-tax profit						
1/1-9/30/2004	(2,068)	622	737	(828)	(244)	(1,781)
1/1-9/30/2003	249	(220)	644	(237)	(2,582)	(2,146)
of which: Bank Austria Group						
1/1-12/31/2004		622	103	-	(55)	670
1/1-12/31/2003		(220)	(155)	-	16	(359)

KEY RATIOS, BY BUSINESS SEGMENTS

in %	Germany	Austria / CEE	Corporates & Markets	Real Estate Workout	Other/ Consolidation	HVB Group
Cost-income-ratio (based on operating revenues)						
2004	65.6	66.3	60.5	--	--	65.6
2003	62.6	71.6	44.5	--	--	63.0
Return on equity before taxes, net of amortization of goodwill [2)3)]						
2004	-0.3	16.2	21.4	--	--	7.3
2003	-4.1	14.9	24.9	--	--	5.3
Return on equity before taxes [2)]						
2004	-31.3	14.3	20.3	--	--	-11.5
2003	3.9	-7.3	15.2	--	--	-14.6
Return on equity after taxes, net of amortization of goodwill [3)4)]						
2004	-0.7	10.0	21.5	--	--	4.9
2003	-5.4	6.4	23.5	--	--	2.1
Return on equity after taxes [4)]						
2004	-37.6	7.7	20.2	--	--	-17.6
2003	3.3	-17.9	12.8	--	--	-19.7

1) The ratios are not economically meaningful.
2) Pre-tax profit in relation to the average shareholders' equity posted in the balance sheet (excluding valuation changes of financial instruments) including minority interests.
3) 2004 adjusted for goodwill amortization, additions to the restructuring provision and additions to special provisions for bad debts; 2003 adjusted for goodwill amortization, current income and expenses of norisbank, Bank von Ernst, Bankhaus BethmannMaffei and the one-off effects defined in the Group Financial Statements of 2003
4) Net profit/loss in relation to average shareholders' equity posted in the balance sheet (excluding valuation changes of financial instruments).

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@ hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@ hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@ hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

Statements made in this publication regarding our intentions, expectations, beliefs or predictions are forward-looking statements, They are based on information, plans, estimates and projections available to us when we made the publication available publicly and therefore we undertake no obligation to update any of our statements because of new information or future events,

There are many important factors which could cause actual results to differ materially from those contained in any forward-looking statement, Such factors include conditions in the financial markets from which we derive a substantial portion of our trading revenues, governmental and regulatory trends and legislative developments, competitive pressures, potential defaults of borrowers or trading counterparties, reliability of our risk management policies, procedures and methods, management changes and changes to our business group.

82-3777

INVESTOR RELATIONS RELEASE **24. FEBRUAR 2005**

Vorläufiges Geschäftsergebnis 2004: HVB Group mit guter operativer Entwicklung im vierten Quartal

- **Im vierten Quartal klar bestes Betriebsergebnis im Jahr 2004 erzielt**
  - Zinsüberschuss (1.475 Mio €) weiter erhöht, signifikanter Anstieg des Provisionsüberschusses (761 Mio €), Handelsergebnis auf 163 Mio € verbessert
  - Verwaltungsaufwendungen (1.442 Mio €) deutlich zurückgeführt
  - Kreditrisikovorsorge (450 Mio €) entwickelt sich erwartungsgemäß
- **Anspruchsvolle Zielbandbreiten für das Gesamtjahr 2004 nahezu erreicht: Betriebsergebnis (1.389 Mio €) um 55% über Vorjahr**
- **Konzernabschluss 2004 geprägt durch Sonderwertberichtigung und Restrukturierungsrückstellung**
- **Real Estate Restructuring: Neues Segment umfasst Bestand von 15,4 Mrd € mit einer deutlich gesteigerten Abschirmungsquote**
- **Effizienzsteigerungsprogramm "PRO": Kostensenkungspotenzial von mindestens 280 Mio €**
- **Signifikanter Ergebnissprung im Jahr 2005 geplant: HVB Group strebt Eigenkapitalrentabilität nach Steuern in Höhe ihrer Kapitalkosten an**
- **Maßnahmenpaket zur deutlichen Stärkung der Kernkapitalquote definiert**

Vorläufiges Ergebnis für das vierte Quartal 2004

Die HVB Group legt heute ihr vorläufiges Geschäftsergebnis 2004 vor. Zur besseren Vergleichbarkeit wurden die Vorjahreszahlen um laufende Aufwendungen und Erträge der veräußerten Gesellschaften norisbank, Bank von Ernst und Bankhaus BethmannMaffei, um den Effekt aus dem Contractual Trust Arrangement (CTA) sowie um die im Konzernabschluss 2003 definierten Sondereffekte bereinigt.

Die HVB Group verzeichnete im vierten Quartal eine gute operative Entwicklung. Der Zinsüberschuss legte gegenüber den Vorquartalen zu und erreichte 1.475 Mio €. Beim Provisionsüberschuss erzielte die Bank nach einem kräftigen Anstieg gegenüber dem dritten Quartal ebenfalls das beste Ergebnis im Geschäftsjahr 2004. Auch das Handelsergebnis verbesserte sich deutlich. Damit stiegen die gesamten operativen Erträge auf den höchsten Wert im Vergleich aller Quartale des Jahres 2004. Ebenfalls sehr erfreulich verlief die Entwicklung bei den Verwaltungsaufwendungen mit einem deutlichen Rückgang gegenüber allen Vorquartalen. Die Risikovorsorge entwickelte sich erwartungsgemäß. Damit erzielte die HVB Group im vierten Quartal das mit Abstand höchste Betriebsergebnis im Jahr 2004. Gegenüber dem Vorquartal hat sich das Betriebsergebnis nahezu verdoppelt.

Dieter Rampl, Sprecher des Vorstands der HVB Group: "Mit der operativen Entwicklung im vierten Quartal sind wir ausgesprochen zufrieden. Dies untermauert den Erfolg unseres Programms 'Mit Europa wachsen'. Beim Betriebsergebnis konnten wir unsere ambitionierte Zielbandbreite für das Gesamtjahr 2004 fast erreichen und haben damit gegenüber dem Vorjahr einen deutlichen Ergebnissprung erzielt. Das zeigt: Wir machen operativ Fortschritte und schaffen damit die Basis dafür, unsere Kapitalausstattung aus eigenen Erträgen wieder auf ein komfortables Niveau anzuheben. Zusammen mit der Abschirmung der risikobehafteten Immobilien-Altengagements, die wir im Januar angekündigt haben, bin ich mit Blick auf das Jahr 2005 sicher, dass wir unsere Profitabilität weiter deutlich verbessern und so unsere Wettbewerbsposition in Europa weiter stärken."

Die Ergebnisse des vierten Quartals im Einzelnen:

Der Zinsüberschuss lag – einschließlich Einmaleffekten in Höhe von 49 Mio € - im Schlussquartal bei 1.475 Mio €, gegenüber 1.443 Mio € im dritten Quartal. Das Vorquartal war von Einmaleffekten im Umfang von 33 Mio € begünstigt. Bereinigt um diese Effekte erhöhte sich der Zinsüberschuss um 1,1%. Damit bestätigt sich die nachhaltig wirksame Ergebnisverbesserung erneut. Der Provisionsüberschuss erreichte 761 Mio € und lag damit sehr deutlich über dem Ergebnis des dritten Quartals (691 Mio €). Auch das Handelsergebnis überstieg mit 163 Mio € klar den Wert des Vorquartals (111 Mio €). Der Saldo der sonstigen betrieblichen Erträge und Aufwendungen ging gegenüber dem dritten Quartal (26 Mio €) auf –16 Mio € zurück. Die gesamten operativen Erträge legten im Vergleich mit dem Vorquartal (2.271 Mio €) spürbar um fast 5% auf 2.383 Mio € zu.

Mit 121 Mio € verminderten sich die Verwaltungsaufwendungen kräftig (Q3:1.563 Mio €) auf 1.442 Mio €. Dies ist neben einem insgesamt straffen Kostenmanagement u.a. darauf zurückzuführen, dass vor dem Hintergrund des Effizienzsteigerungsprogramms PRO einige IT-

Projekte zunächst zurückgestellt wurden. Außerdem waren positive Einmaleffekte im Zusammenhang mit Jubiläums- und Pensionsrückstellungen zu verzeichnen. Die Cost-income-ratio belief sich im isolierten vierten Quartal auf 60,5%. Erwartungsgemäß lag die Risikovorsorge bei 450 Mio € und damit in etwa auf der Höhe des Vorquartals (459 Mio €). Mit 491 Mio € stieg das Betriebsergebnis gegenüber dem Vorquartal (249 Mio €) deutlich an und erreichte im Schlussquartal den höchsten Wert des Geschäftsjahres 2004.

Im vierten Quartal betrug das Finanzanlageergebnis –21 Mio €. Der Aufwand für die Abschreibungen auf Geschäfts- oder Firmenwerte belief sich auf 49 Mio €. Die Zuführung zu Sonderwertberichtigungen hat unsere Erfolgsrechnung in Höhe von 2,5 Mrd. € in 2004 belastet. Ebenso haben wir 250 Mio € Restrukturierungsrückstellungen für das Effizienzsteigerungsprogramm PRO eingestellt. Im Saldo der übrigen Erträge und Aufwendungen von -95 Mio € sind die Risikoabschirmung für die Hypo Real Estate Group und auch Verlustübernahmen für Gesellschaften, die dem Segment Workout Real Estate (WIM) zugeordnet sind, enthalten. Das Ergebnis vor Steuern erreichte infolge der Sondereffekte im Konzernabschluss 2004 im vierten Quartal –2.424 Mio € . Nach Steuern und Fremdanteilen weist die HVB Group ein Ergebnis von -2.278 Mio € aus.

Vorläufiges Ergebnis für das Geschäftsjahr 2004

Mit 5.656 Mio € zum Jahresende 2004 lag der Zinsüberschuss leicht über dem Vorjahresergebnis (5.618 Mio €). Der Rückgang der durchschnittlichen Risikoaktiva konnte durch Margensteigerungen ausgeglichen werden. Ende Dezember lag die Zinsspanne bezogen auf die risikogewichteten Aktiva (BIZ) bei 2,63% und damit über dem Wert des Vorjahres 2,44%. Vor dem Hintergrund erfolgreich gestarteter Initiativen im Kundengeschäft stieg der Provisionsüberschuss erfreulich um 6,3% auf 2.845 Mio € an (Vorjahr: 2.676 Mio €). Im Handel (718 Mio €) wurde infolge ungünstigerer Bedingungen an den Kapitalmärkten das Ergebnis des Jahres 2003 (818 Mio €) nicht erreicht. Der Saldo der sonstigen betrieblichen Erträge und Aufwendungen belief sich – einschließlich des Veräußerungsgewinns BethmannMaffei – auf 101 Mio € (2003:144 Mio €). Die gesamten operativen Erträge lagen mit 9.320 Mio € um 0,7% über Vorjahr (9.256 Mio €).

Die Verwaltungsaufwendungen beliefen sich auf 6.118 Mio € und stiegen gegenüber 2003 (6.091 Mio €) nur leicht an. Die Cost-income-ratio lag zum Jahresende bei 65,6% (2003: 65,8%). Vor dem Hintergrund gesamtwirtschaftlicher Entspannungstendenzen und konsequentem Risikomanagement verringerte sich die Kreditrisikovorsorge von 2.269 Mio € im letzten Geschäftsjahr spürbar um –20,1% auf 1.813 Mio €. Das Betriebsergebnis stieg auf 1.389 Mio € und übertraf den Vorjahreswert (896 Mio €) damit sehr deutlich um 55%.

Das Finanzanlageergebnis lag bei 102 Mio € nach 61 Mio € im Vorjahr. Mit 165 Mio € lagen die Abschreibungen auf Geschäfts- oder Firmenwerte unter dem Vorjahreswert (232 Mio €). Die Zuführung zu Sonderwertberichtigungen hat unsere Erfolgsrechung in Höhe von 2,5 Mrd € belastet. Ebenso haben wir 250 Mio € Restrukturierungsrückstellungen für das Effizienzsteigerungsprogramm PRO eingestellt. Im Saldo der übrigen Erträge und Aufwendungen sind der in 2004 letztmals anfallende Risikoschirm für die Hypo Real Estate Group im Umfang von 130 Mio € sowie auch Verlustübernahmen im Zusammenhang mit dem Segment WIM enthalten.

Das Ergebnis vor Steuern belief sich infolge der Sondereffekte (Sonderwertberichtigungen und Restrukturierungsrückstellungen) zum Jahresende 2004 auf –1.781 Mio € nach 549 Mio € im Vorjahr. Nach Steuern und Fremdanteilen erzielte die HVB Group ein negatives Ergebnis von –2.278 Mio € (2003: 60 Mio €). Zudem weist die HVB AG einen Jahresfehlbetrag von –2.540 Mio € für das abgeschlossene Geschäftsjahr aus. Daher muss von der Ausschüttung einer Dividende Abstand genommen werden. Die HVB wird jedoch alle Nachrangverbindlichkeiten (Genussschein- und Hybridkapital) in vollem Umfang bedienen.

Erfolgsrechnung nach Geschäftsfeldern

Das Geschäftsfeld Deutschland erzielte ein Betriebsergebnis in Höhe von 18 Mio €. Hierbei ist zu berücksichtigen, dass in 2004 die insgesamt positiven Ergebnisse aus den entkonsolidierten Gesellschaften norisbank, Bank von Ernst und BethmannMaffei sowie die Effekte aus dem CTA fehlen. Zudem enthielt der Vorjahreswert den Veräußerungsgewinn von norisbank und Bank von Ernst in Höhe von insgesamt 468 Mio. €. Gegenüber dem bereinigten Vorjahreswert von –233 Mio € legte das Betriebsergebnis damit deutlich zu. Darin ist auch der erzielte Veräußerungsgewinn BethmannMaffei in Höhe von 56 Mio € enthalten.

Im Geschäftsfeld Austria&CEE stieg das Betriebsergebnis gegenüber Vorjahr (445 Mio €) deutlich um 67% auf 743 Mio €. Bei deutlich erhöhten operativen Erträgen trugen hierzu eine leicht rückläufige Kreditrisikovorsorge und stabile Verwaltungsaufwendungen bei.

Die Ertragsentwicklung des Geschäftsfelds Corporates&Markets war im abgelaufenen Geschäftsjahr von ungünstigen Kapitalmarktbedingungen geprägt. Während die Kreditrisikovorsorge deutlich zurückging, stiegen die Verwaltungsaufwendungen. Die operativen Erträge gingen zurück. Das Betriebsergebnis reduzierte sich im Vergleich mit dem Vorjahreswert (1.027 Mio €) um 19,5% auf 827 Mio €.

Zielbandbreiten 2004

Die HVB Group hat ihre Zielbandbreiten zum Jahresende infolge der bei den Verwaltungsaufwendungen erwartet guten und bei der Kreditrisikovorsorge besser als zu Jahresbeginn 2004 geplant verlaufenden Entwicklung zum Teil erreicht. Trotz der im Jahresverlauf anhaltend ungünstigen gesamtwirtschaftlichen Bedingungen und der Situation an den Kapitalmärkten wurde die Zielbandbreite bei den gesamten operativen Erträgen annähernd erreicht. Bei einer planmäßigen Entwicklung des Zinsüberschusses und einem guten Ergebnis beim Provisionsüberschuss ist dies wesentlich auf ein schwächer als erwartetes Handelsergebnis zurückzuführen. Somit konnte die HVB Group – infolge einer gegenüber dem Vorjahr signifikant verbesserten operativen Entwicklung bei Beschleunigung des Ergebnistrends im vierten Quartal – die ambitionierten Zielbandbreiten für das Betriebsergebnis und die Cost-income-ratio nahezu erreichen.

HVB Group in Mio €	**Planung 2004**	**IST 2004**
Gesamte operative Erträge in Mio €	9.600 - 10.000	9.320
Verwaltungsaufwendungen in Mio €	6.100 - 6.300	6.118
Kreditrisikovorsorge in Mio €	1.900 - 2.100	1.813
Betriebsergebnis in Mio €	1.400 -1.700	1.389
Cost-Income-Ratio in %	63 - 65	65,6

Risikoaktiva und Kapitalquoten

Zum 31.12.2004 beliefen sich die Risikoaktiva gemäß BIZ auf 239 Mrd. €. Gegenüber Jahresende 2003 hat sich die Kernkapitalquote per 21.12.2004 von 5,9% auf 6,6% verbessert. Unter Einbeziehung von ab Jahresbeginn 2005 zu berücksichtigenden Konsolidierungseffekten beläuft sich die Kernkapitalquote auf 6,2%. Die Eigenmittelquote hat sich von 9,7% auf 10,4% per Ende 2004 erhöht.

Effizienzsteigerungsprogramm PRO

Mit dem Effizienzsteigerungsprogramm PRO (Prozess-Redesign und Optimierung) plant die HVB Group ein Kostensenkungspotenzial von mindestens 280 Mio € p.a. zu realisieren. Mit dem Ziel der Verschlankung vertriebsferner Bereiche der HVB AG und inländischer Tochtergesellschaften konzentriert sich das Programm auf die Teilprojekte Optimierung der Zentrale und der Stäbe, Verbesserung der Kreditprozesse und Optimierung Transaction Banking. Hauptansatzpunkte sind die Verbesserung von Kapazitätsmanagement und Prozessen, eine verstärkte Nutzung flexibler Arbeitszeitmodelle, die Verringerung der Wertschöpfungstiefe und die Neuausrichtung der COO-Organisation. Vom gesamten Kostensenkungspotenzial werden sich ca.

55 Mio € in Form von niedrigeren Sachkosten bereits 2005 positiv auf die Gewinn- und Verlustrechnung der HVB Group auswirken. Mehr als 60% des Gesamtpotenzials werden 2006 ergebniswirksam werden. Die volle Ergebniswirkung wird 2007 sichtbar sein. Im Rahmen von PRO werden voraussichtlich 2.200 – 2.400 Stellen im Konzern entfallen. Die bereits mit Wirkung im Konzernabschluss 2004 gebildete Restrukturierungsrückstellung wird zur erfolgreichen Umsetzung von PRO ausreichen.

Neues Segment Real Estate Restructuring

Wie am 21. Januar angekündigt, hat der Vorstand der HVB Group aufgrund der anhaltend schwierigen Situation auf den deutschen Immobilienmärkten eine strategische Neuausrichtung für das Geschäftsfeld Deutschland beschlossen. In diesem Zusammenhang werden die Sanierungsbestände des gesamten deutschen Immobilienfinanzierungsgeschäfts der HVB AG ebenso sowie die Restbestände des Segments Workout Immobilien in das neue Segment "Real Estate Restructuring" überführt. Dieses umfasst einen Bestand von 15,4 Mrd €. Ziel ist es, die diesem Segment zugeordneten Portfolien marktschonend unter Berücksichtigung verschiedener Optionen sowie der sich aus der weiteren Entwicklung der Immobilienmärkte ergebenden Chancen vollständig abzubauen.

Um einen zügigen Abbau dieser Portfolien zu ermöglichen, ist eine Änderung der Bewertungsmethode der Immobiliensicherheiten für diese Portfolien erforderlich. Abweichend vom bisherigen Vorgehen, das in vielen Fällen auf eine - auch längerfristige - Sanierung der einzelnen Engagements mit anschließender Rückführung ins Normalgeschäft ausgerichtet war, erfolgt nunmehr eine Bewertung zu Liquidationswerten. Deshalb wurde eine Sonderwertberichtigung in Höhe von 2,5 Mrd € gebildet. Die Abschirmungsquote für dieses Portfolio beträgt (einschließlich der im Portfolio enthaltenen Engagements der Risikoklasse 7 und besser) damit 41%. Bezogen auf die im Portfolio enthaltenen Engagements der Risikoklassen 8-10 ergibt sich eine Abschirmungsquote von 46%. Das Portfolio setzt sich zu 63% aus Wohnungsbaufinanzierungen und zu 37% aus gewerblichen Immobilienfinanzierungen zusammen. Geografisch entfallen ca. 33% auf die Neuen Bundesländer, ca. 11% auf Berlin und ca. 56% auf Westdeutschland. Zusätzlich stammen 18% aus dem im Jahr 2000 gegründeten Workout Immobilien-Portfolio.

Planung 2005

Mit der guten operativen Entwicklung des Geschäftsjahres 2004 und den Sondermaßnahmen im Jahresabschluss hat die HVB Group die Grundlage für eine deutliche Verbesserung ihrer Ertragskraft gelegt. Die HVB Group plant zu einem normalisierten, deutlich niedrigeren Niveau bei der Kreditrisikovorsorge von 1,3 Mrd € zurückzukehren. Insgesamt strebt die HVB Group eine Eigenkapitalrentabilität nach Steuern in Höhe ihrer Kapitalkosten an.

Gleichzeitig wird sie sich auf der Grundlage eines Maßnahmenpakets, das die Reduzierung von Risikoaktiva im Bereich der Immobilienfinanzierung im Geschäftsfeld Deutschland, den Abbau von Portfolien des Segments Real Estate Restructuring, Verbriefungs-Maßnahmen und Gewinnthesaurierungen umfaßt, mit Nachdruck auf die zügige und spürbare Erhöhung ihrer Kernkapitalquote konzentrieren. Die Kernkapitalquote soll bis zum Jahresende 2005 deutlich in Richtung 7% verbessert werden.

Analystenkonferenz

Der untestierte, vorläufige Konzernabschluss zum 31. Dezember 2004 und die Präsentationsunterlagen werden am 24. Februar 2005 auf unserer Homepage http://www.hvbgroup.com/ir zum Download bereitgestellt. Am Nachmittag um 14 Uhr findet eine Analystenkonferenz in der Arabellastr. 14, in 81925 München statt. An der Analystenkonferenz werden Dieter Rampl (CEO), Dr. Wolfgang Sprißler (CFO) und Dr. Michael Kemmer (CRO) teilnehmen. Die Konferenz und anschließende Q&A Session werden in englischer Sprache gehalten. Es erfolgt eine Liveübertragung im Internet unter www.hvbgroup.com/conference . Das Zuhören der Konferenz ist auch per Telefon unter folgender Nummer möglich:

Einwahlnummer: + 49 - 69 – 50 957 2802

Die Konferenz wird aufgezeichnet und ist die ersten 48 Stunden abrufbar unter folgender Telefonnummer:

+ 49 – 69 –50 957 999

(Referenz Nummer: 277299)

Financial Highlights

	2004	2003
Kennzahlen (in %)		
Eigenkapitalrentabilität nach Steuern (bereinigt)[1]	4,9	2,1
Eigenkapitalrentabilität nach Steuern	- 17,6	- 19,7
Eigenkapitalrentabilität vor Steuern (bereinigt)[1]	7,3	5,3
Eigenkapitalrentabilität vor Steuern	- 11,5	- 14,6
Cost-Income-Ratio (gemessen an den operativen Erträgen)	65,6	63,0
Erfolgszahlen		
Betriebsergebnis (in Mio €)	1.389	1.432
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern (in Mio €)	- 1.781	- 2.146
Jahresüberschuss/-fehlbetrag (in Mio €)	- 1.992	- 2.442
Dividende je Stammaktie (in €)	--	--
Ergebnis je Aktie (bereinigt in €)[1]	0,91	0,54
Ergebnis je Aktie (in €)	- 3,27	- 4,92
Bilanzzahlen (in Mrd €)		
Bilanzsumme	467,4	479,5
Kreditvolumen	324,6	338,3
Bilanzielles Eigenkapital	11,5	10,3
Bankaufsichtsrechtliche Kapitalkennzahlen nach BIZ[2]		
Kernkapital (in Mrd €)	15,7	14,4
Eigenmittel (in Mrd €)	27,1	25,6
Risikoaktiva (in Mrd €)	238,6	241,8
Kernkapitalquote (in %)	6,6	5,9
Kernkapitalquote unter Einbezug von ab Jahresbeginn 2005 zu berücksichtigenden Konsolidierungseffekten (in%)	6,2	-
Eigenmittelquote (in %)	10,4	9,7
Aktie		
Börsenkurs		
Stichtag (in €)	16,70	17,62[3]
Höchststand (in €)	21,13	19,26[3]
Tiefststand (in €)	12,86	5,47[3]
Börsenkapitalisierung Stichtag (in Mrd €)	12,5	9,8[4]
Mitarbeiter	57.806	60.214
Geschäftsstellen	2.036	2.062

[1] 2004 bereinigt um Goodwillabschreibungen, Zuführung zu Restrukturierungsrückstellungen und Zuführung zu Sonderwertberichtigungen; 2003 bereinigt um Goodwillabschreibungen, laufende Erträge und Aufwendungen aus norisbank, Bank von Ernst, Bankhaus BethmannMaffei und im Konzernabschluss 2003 definierte Sondereffekte

[2] Nach festgestellten Jahresabschlüssen

[3] HVB Aktienkurs um Bezugsrechtsabschlag bereinigt

[4] Vor Kapitalerhöhung

QUARTALSÜBERSICHT

in Mio €	4.Quartal 2004	3. Quartal 2004	2. Quartal 2004	1. Quartal 2004
Zinsüberschuss	1.475	1.443	1.453	1.285
Kreditrisikovorsorge	450	459	419	485
Zinsüberschuss nach Kreditrisikovorsorge	1.025	984	1.034	800
Provisionsüberschuss	761	691	692	701
Handelsergebnis	163	111	182	262
Verwaltungsaufwand	1.442	1.563	1.571	1.542
Saldo sonstige betriebliche Erträge/Aufwendungen	-16	26	22	69
Betriebsergebnis	**491**	**249**	**359**	**290**
Finanzanlageergebnis	-21	-16	120	19
Abschreibungen auf Geschäfts- oder Firmenwerte	49	39	39	38
Zuführung zu Restrukturierungs-rückstellungen	250	0	0	0
Zuführung zu Sonderwertberich-tigungen	2.500	0	0	0
Saldo übrige Erträge/ Aufwendungen	-95	-86	-104	-72
Ergebnis der gewöhnlichen Geschäftstätigkeit / Ergebnis vor Steuern	**-2.424**	**108**	**336**	**199**
Ertragsteuern	-26	38	111	88
Ergebnis nach Steuern	**-2.398**	**70**	**225**	**111**
Fremdanteile am Ergebnis	-94	-64	-70	-58
Gewinn/Verlust	**-2.492**	**6**	**155**	**53**
nachrichtlich: Summe operative Erträge	2.383	2.271	2.349	2.317

GEWINN- UND VERLUSTRECHNUNG vom 1. Januar bis 31. Dezember 2004
(Verglichen mit dem um Entkonsolidierungen bereinigten Vorjahr) [1]

in Mio €	1.1. –31.12. 2004	1.1. – 31.12. 2003 [1)]	Veränderung in Mio €	in %
Zinsüberschuss	5.656	5.618	+38	0,7
Kreditrisikovorsorge	1.813	2.269	-456	-20,1
Zinsüberschuss nach Kreditrisikovorsorge	3.843	3.349	+494	14,8
Provisionsüberschuss	2.845	2.676	+169	6,3
Handelsergebnis	718	818	-100	-12,2
Verwaltungsaufwand	6.118	6.091	+27	0,4
Saldo sonstige betriebliche Erträge/Aufwendungen	101	144	-43	-29,9
Betriebsergebnis	**1.389**	**896**	**+493**	**55,0**
Finanzanlageergebnis	102	61	+41	67,2
Abschreibungen auf Geschäfts- oder Firmenwerte	165	232	-67	-28,9
Zuführung zu Restrukturierungs-rückstellungen	250	0	+250	100,0
Zuführung zu Sonderwertberich-tigungen	2.500	0	+2.500	100,0
Saldo übrige Erträge/ Aufwendungen	-357	-176	-181	>-100,0
Ergebnis der gewöhnlichen Geschäftstätigkeit / Ergebnis vor Steuern	**-1.781**	**549**	**-2.330**	
Ertragsteuern	211	292	-81	-27,7
Ergebnis nach Steuern	**-1.992**	**257**	**-2.249**	
Fremdanteile am Ergebnis	-286	-197	-89	-45,2
Gewinn/Verlust	**-2.278**	**60**	**-2.338**	
nachrichtlich: Summe operative Erträge	9.320	9.256	+64	0,7

1) Die Vorjahreszahlen wurden bereinigt um die laufenden Erträge und Aufwendungen aus norisbank, Bank von Ernst und Bankhaus BethmannMaffei, den Effekt aus dem Contractual Trust Arrangement (CTA), und um die im Konzernabschluss 2003 definierten Sondereffekte.

BILANZ zum 31. Dezember 2004

AKTIVA in Mio €	2004	2003	Veränderung in Mio €	 in %
Barreserve	7.481	5.708	+ 1.773	+ 31,1
Handelsaktiva	91.726	80.462	+11.264	+ 14,0
Forderungen an Kreditinstitute	47.479	52.842	- 5.363	- 10,1
Forderungen an Kunden	275.119	283.525	- 8.406	- 3,0
Wertberichtigungen auf Forderungen	- 13.315	- 11.361	- 1.954	+17,2
Finanzanlagen	43.648	53.000	- 9.352	- 17,6
Sachanlagen	2.855	3.001	- 146	- 4,9
Immaterielle Vermögenswerte	2.799	2.721	+ 78	+ 2,9
Ertragsteueransprüche	4.133	4.072	+ 61	+ 1,5
Sonstige Aktiva	5.483	5.485	- 2	0
SUMME DER AKTIVA	**467.408**	**479.455**	**- 12.047**	**- 2,5**

PASSIVA in Mio €	2004	2003	Veränderung in Mio €	in %
Verbindlichkeiten gegenüber Kreditinstituten	103.606	112.964	- 9.358	- 8,3
Verbindlichkeiten gegenüber Kunden	144.451	140.312	+ 4.139	+ 2,9
Verbriefte Verbindlichkeiten	109.562	122.728	- 13.166	- 10,7
Handelspassiva	59.861	55.233	+ 4.628	+ 8,4
Rückstellungen	4.460	4.293	+ 167	+ 3,9
Ertragsteuerverpflichtungen	3.010	2.554	+ 456	+ 17,9
Sonstige Passiva	10.004	9.400	+ 604	+ 6,4
Nachrangkapital	18.454	19.183	- 729	- 3,8
Anteile in Fremdbesitz	2.515	2.476	+ 39	+ 1,6
Eigenkapital	11.485	10.312	+ 1.173	+ 11,4
Gezeichnetes Kapital	2.252	1.609	+ 643	+ 40,0
Kapitalrücklage	9.331	9.295	+ 36	+ 0,4
Gewinnrücklagen	--	--		
Rücklagen aus Währungs- und sonstigen Veränderungen	227	- 40	+ 267	
Bewertungsänderungen von Finanzinstrumenten	- 325	- 552	+ 227	+ 41,1
AfS-Rücklage	132	326	- 194	- 59,5
Hedge-Rücklage	- 457	- 878	+ 421	+ 47,9
Konzerngewinn	--	--		
SUMME DER PASSIVA	**467.408**	**479.455**	**- 12.047**	**- 2,5**

ERFOLGSENTWICKLUNG NACH GESCHÄFTSFELDERN
vom 1. Januar bis 31. Dezember 2004

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group
Zinsüberschuss						
1.1.-31.12.2004	2.712	2.178	853	-12	-75	5.656
1.1.-31.12.2003	2.936	1.940	1.334	-11	-318	5.881
Kreditrisikovorsorge						
1.1.-31.12.2004	1.361	413	-72	100	11	1.813
1.1.-31.12.2003	1.455	461	330	58	9	2.313
Provisionsüberschuss						
1.1.-31.12.2004	1.198	1.206	434	--	7	2.845
1.1.-31.12.2003	1.236	1.109	451	--	-1	2.795
Handelsergebnis						
1.1.-31.12.2004	2	76	613	--	27	718
1.1.-31.12.2003	5	105	652	--	58	820
Verwaltungsaufwand						
1.1.-31.12.2004	2.628	2.270	1.158	9	53	6.118
1.1.-31.12.2003	2.943	2.285	1.086	13	44	6.371
Saldo sonstige betriebliche Erträge/Aufwendungen						
1.1.-31.12.2004	95	-34	13	-12	39	101
1.1.-31.12.2003	524	37	6	-3	56	620

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group
Betriebsergebnis						
1.1.-31.12.2004	18	743	827	-133	-66	1.389
1.1.-31.12.2003	303	445	1.027	-85	-258	1.432
Finanzanlageergebnis						
1.1.-31.12. 2004	-31	-33	-49	--	215	102
1.1.-31.12..2003	-26	63	7	--	-1.850	-1.806
Abschreibungen auf Geschäfts- oder Firmenwerte						
1.1.-31.12. 2004	33	84	40	--	8	165
1.1.-31.12.2003	19	721	389	--	5	1.134
Zuführung zu Restrukturierungsrückstellungen						
1.1.-31.12. 2004	--	--	--	--	250	250
1.1.-31.12.2003	--	--	--	--	--	--
Zuführung zu Sonderwertberichtigungen						
1.1.-31.12. 2004	2.015	--	--	485	--	2.500
1.1.-31.12.2003	--	--	--	--	--	--

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group
Saldo übrige Erträge/ Aufwendungen						
1.1.- 31.12. 2004	-7	-4	-1	-210	-135	-357
1.1.- 31.12.2003	-9	-7	-1	-152	-469	-638
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern						
1.1.- 31.12.2004	-2.068	622	737	-828	-244	-1.781
1.1.- 31.12.2003	249	-220	644	-237	-2.582	-2.146
darunter: Bank Austria Creditanstalt-Gruppe						
1.1.- 31.12. 2004		622	103		-55	670
1.1.- 31.12.2003		-220	-155		16	-359

Kennziffern nach Geschäftsfeldern

in %	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien[1]	Sonstige/ Konsolidierung	HVB Group
Cost-Income-Ratio (auf der Basis der operativen Erträge)						
2004	65,6	66,3	60,5	--	--	65,6
2003	62,6	71,6	44,5	--	--	63,0
Eigenkapitalrentabilität vor Steuern (bereinigt) [2,3]						
2004	- 0,3	16,2	21,4	--	--	7,3
2003	- 4,1	14,9	24,9	--	--	5,3
Eigenkapitalrentabilität vor Steuern [2]						
2004	- 31,3	14,3	20,3	--	--	- 11,5
2003	3,9	- 7,3	15,2	--	--	- 14,6
Eigenkapitalrentabilität nach Steuern (bereinigt) [3,4]						
2004	- 0,7	10,0	21,5	--	--	4,9
2003	- 5,4	6,4	23,5	--	--	2,1
Eigenkapitalrentabilität nach Steuern [4]						
2004	- 37,6	7,7	20,2	--	--	- 17,6
2003	3,3	- 17,9	12,8	--	--	- 19,7

[1] Kennzahlenwerte ökonomisch nicht aussagekräftig

[2] Ergebnis vor Steuern im Verhältnis zum durchschnittlichen bilanziellen Eigenkapital (ohne Bewertungsänderungen von Finanzinstrumenten) inkl. Fremdanteile

[3] 2004 bereinigt um Goodwillabschreibungen, Zuführung zu Restrukturierungsrückstellungen und Zuführung zu Sonderwertberichtigungen

2003 bereinigt um Goodwillabschreibungen, laufende Erträge und Aufwendungen aus norisbank, Bank von Ernst, Bankhaus BethmannMaffei und im Konzernabschluss 2003 definierte Sondereffekte

[4] Jahresüberschuss/-fehlbetrag im Verhältnis zum durchschnittlichen bilanziellen Eigenkapital (ohne Bewertungsänderungen von Finanzinstrumenten)

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

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